MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07020002

SUPPL

December 20, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 03 2007
WASH, D.C.
185

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated December 20, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL

for L. MacAulay
BARBARA O'NEILL

dw 1/4

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

DECEMBER 20, 2006

News Release: 06-21

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 4,600,000 non flow-through ("NFT") units at a price of $0.10 per NFT Unit and up to 916,666 common shares of Manson Creek to be issued on a flow-through basis ("FT Shares") at a price of $0.12 per FT Share, for combined gross proceeds of up to $570,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of $0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE | **DECEMBER 20, 2006**

News Release: 06-21 | Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 4,600,000 non flow-through ("NFT") units at a price of $0.10 per NFT Unit and up to 916,666 common shares of Manson Creek to be issued on a flow-through basis ("FT Shares") at a price of $0.12 per FT Share, for combined gross proceeds of up to $570,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of $0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

DECEMBER 20, 2006

News Release: 06-21

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 4,600,000 non flow-through ("NFT") units at a price of $0.10 per NFT Unit and up to 916,666 common shares of Manson Creek to be issued on a flow-through basis ("FT Shares") at a price of $0.12 per FT Share, for combined gross proceeds of up to $570,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of $0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SUPPL

December 22, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SEC MAIL RECEIVED PROCESSING
JAN 03 2007
WASH. D.C. 185

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated December 22, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D.M. MacAulay

BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **DECEMBER 22, 2006**

News Release: 06-22 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 4,600,000 non flow-through ("NFT") units to 5,250,000 NFT Units at a price of $0.10 per NFT Unit. In addition, the 916,666 flow-through common shares ("FT Common Shares") has been increased to 1,916,666 FT Common Shares of Manson Creek at a price of $0.12 per FT Common Share, for combined gross proceeds of up to $755,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of $0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE DECEMBER 22, 2006

News Release: 06-22 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 4,600,000 non flow-through ("NFT") units to 5,250,000 NFT Units at a price of $0.10 per NFT Unit. In addition, the 916,666 flow-through common shares ("FT Common Shares") has been increased to 1,916,666 FT Common Shares of Manson Creek at a price of $0.12 per FT Common Share, for combined gross proceeds of up to $755,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of $0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE NO. 82-3874

NEWS RELEASE

DECEMBER 22, 2006

News Release: 06-22

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 4,600,000 non flow-through ("NFT") units to 5,250,000 NFT Units at a price of \$0.10 per NFT Unit. In addition, the 916,666 flow-through common shares ("FT Common Shares") has been increased to 1,916,666 FT Common Shares of Manson Creek at a price of \$0.12 per FT Common Share, for combined gross proceeds of up to \$755,000.

Each NFT Unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional NFT common share at a price of \$0.13 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash commission of 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing are to be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

{W:\DOCS\2729.001\01\00194663.DOC / 2}